FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2002

                                     Rhodia
                                  -----------
                 (Translation of registrant's name into English)

                           26, quai Alphonse Le Gallo
                           92512 Boulogne-Billancourt

                                     France
                                  -----------
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                          Form 20-F X   Form 40-F
                                   ---           ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                  under the Securities Exchange Act of 1934.)

                                  Yes     No X
                                     ---    ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)


Enclosures:

Rhodia is submitting under cover of Form 6-K:

     - a press release dated November 4, 2002 announcing the sale of its basic chemicals activities in Europe.

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[LOGO]                                                               BainCapital

                                                                   PRESS RELEASE



              RHODIA SELLS ITS BASIC CHEMICALS ACTIVITIES IN EUROPE


Paris, November 4, 2002 - Rhodia today announced that it has reached a definitive agreement for the sale of its industrial and commercial activities in Europe related to basic chemicals - including phenol, hydrochloric acid, and soda ash - to Bain Capital, a leading global private investment firm. The employees' representatives involved have been informed, and both parties intend to complete the transaction before year-end.

Clearly outside Rhodia's core businesses, these chemical intermediates represent about (euro)280 million in annual sales and employ roughly 460 people. To provide continuity, Rhodia will retain a minority interest of less than 20% in the business alongside Bain Capital's majority investment.

This sale fits Rhodia's strategy to re-align its portfolio to a growth model based on the cross-fertilization of technologies and the development of high value-added solutions for the customers.

After the closing of this sale, Rhodia will have exceeded the target announced at the beginning of the year of generating a total of (euro)500 million from divestitures.

Bain Capital, which has more than $14 billion in assets under management, has been an active private equity investor in Europe since the 1980s. The firm's European team has strong experience in a variety of industries with "carve-out" transactions in which non-core businesses or assets of corporations are purchased by private investors.

Rhodia is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the automotive, health care, food, cosmetics, apparel, new technology and environmental markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)7.2 billion in 2001 and employs 27,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges. For more information visit www.rhodia.com.


Bain Capital is a global private equity firm that manages several pools of capital including private equity, high-yield assets, mezzanine capital and public equity with over $14 billion in assets under management. Since its inception in 1984, the firm has made private equity investments and add-on acquisitions in over 225 companies around the world, in a variety of sectors, including industrial and manufacturing. Bain Capital partners with exceptional management teams in order to build long-term value in its portfolio companies. Headquartered in Boston, Bain Capital has offices in London, Munich, New York, and San Francisco.


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Contacts

Press Relations for Rhodia
Jean-Christophe Huertas             [Telephone]  +33 1 55 38 42 51
Lucia Dumas                         [Telephone]  +33 1 55 38 45 48

Investor Relations for Rhodia
Marie-Christine Aulagnon            [Telephone]  +33 1 55 38 43 01
Fabrizio Olivares                   [Telephone]  +33 1 55 38 41 26

Press Relations for Bain Capital
Joe LoBello                         [Telephone]  +1 212 780 1900
                                        (Email: jlobello@stantoncrenshaw.com)





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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: November 4, 2002                               RHODIA


                                             By:     /s/ PIERRE PROT
                                                     ---------------------------
                                             Name:   Pierre PROT
                                             Title:  Chief Financial Officer